RULE 10f-3 Transactions

Dreyfus Bond Market Index

Reporting Period	10/01/06-12/31/06
Total Net Assets	423,902,100

Portfolio Manager	Deborah Wingerson

Security purchased	Cusip/Sedol	Type of Offering	Lead Underwriter	Broker Dealer Purchased From	Expected Trade Date	Type of Security	Total Transaction (Shares/Par)	Purchase Price	Purchase Amount	Commission/Spread as % of Offering Price
Bear Stearns	073902PN2	New Issue	Bear Stearns	Bear Stearns	11/15/06	Corporate	500,000	99.54	497,705	4.52%
			Affiliated Underwriter	Other Syndicate members	Date of First Offering	Rating of Security	Issue Size	% of Issue Size Purchased by Above Fund	% of Issue Size Purchased by Above Fund as a % of Total Net Assets of Fund	% of Issue Size Purchased by ALL Funds advised by Manager as a % of Total Issue Size (cannot exceed 25%)
			MFM	Bank of America; Citigroup; BNP Paribas; Danske Bank; HSBC Securities; HVB Capital Markets; Santander Securities; Wachovia Securities; Wells Fargo	11/15/06	A2/A/A	1,000,000,000	0.05%	0.12%	0.37%
					Was Price Paid the same as other Purchasers?	Was Security Purchased on Offer Date?	Was Issuer in continuous operation for at least 3 years?	Was Offering part of Firm commitment?	Did Affiliated Underwriter benefit directly or indirectly from purchase?	Was Commission or Spread paid to the principal underwriter reasonable and fair compared to commission or spread paid to other underwriters in connection with similar transactions?
					yes	yes	yes	yes	no	yes

Certification

The Adviser certifies that the above information is correct.

The Adviser has determined that the securities listed above are securities the Fund is permitted to invest in as described in the current prospectus.

The Adviser has determined that the securities purchased are in accordance with *Dreyfus Fund Rule 10f-3 policies and procedures.*

In reaching its determination, the Adviser considered all of the conditions as specified in the *Dreyfus Fund 10f-3 policies and procedures.*

SIGNED	[signature]	DATE	1/18/07